ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

4 March 2014

Director/PDMR Shareholdings

Reed Elsevier announces that it today received notification of the following transactions in the securities of Reed Elsevier by Erik Engstrom, Director, and Ian Fraser and Henry Udow, PDMRs:

(a) Reed Elsevier Group plc Bonus Investment Plan 2010 (“BIP”)

Vesting of matching shares

In connection with the vesting on 28 February 2014 of the share awards granted in May 2011 under BIP, the table below shows the total numbers of shares which vested and the numbers of shares actually released to Erik Engstrom, Ian Fraser and Henry Udow after taking account of shares withheld to meet personal tax and national insurance obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary	ordinary	ordinary	ordinary
	shares/ADRs* vested	shares/ADRs* vested	shares/ADRs*	shares/ADRs*
			released	released

Director

Erik Engstrom		55,364 *		29,342 *

PDMR

Ian Fraser	8,097	39,346	4,291	20,853

Henry Udow	37,758		20,011

	9,224 *		4,888 *

*Denotes vesting/release of ADRs. Each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares. Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares.

The closing market price of each security on the date of vesting was £9.155 per Reed Elsevier PLC ordinary share, €15.88 per Reed Elsevier NV ordinary share, $61.48 per Reed Elsevier PLC ADR and $43.67 per Reed Elsevier NV ADR.

(b) Reed Elsevier Group plc Long Term Incentive Plan (“LTIP”)

Vesting of performance shares

In connection with the vesting on 28 February 2014 of the share awards granted in May 2011 under LTIP, the table below shows the total numbers of shares which vested and the numbers of shares actually released to Ian Fraser and Henry Udow after taking account of shares withheld to meet personal tax and national insurance obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary shares	ordinary shares	ordinary shares	ordinary shares
	vested	vested	released	released

PDMR

Ian Fraser	49,214	32,876	26,083	17,424

Henry Udow	47,209	31,536	25,020	16,714

The closing market price of each security on the date of vesting was £9.155 per Reed Elsevier PLC ordinary share and €15.88 per Reed Elsevier NV ordinary share.

(c) Reed Elsevier Group plc Executive Share Option Scheme (“ESOS”): Exercise of Options

The following options to acquire Reed Elsevier ordinary shares were exercised by Erik Engstrom on 4 March 2014.

	Date of grant	Plan name	No. of Reed Elsevier PLC ordinary shares	No. of Reed Elsevier NV ordinary shares	Option price per share

Director

Erik Engstrom	13 March 2006	ESOS	178,895		£5.305

	13 March 2006	ESOS		120,198	€11.470

(d) Sale of shares

On 4 March 2014, Erik Engstrom and Ian Fraser sold the following securities set out below.

	No. of Reed Elsevier PLC ordinary shares/ADRs* sold	Price per Reed Elsevier PLC ordinary shares/ADRs**	No. of Reed Elsevier NV ordinary shares/ADRs* sold	Price per Reed Elsevier NV ordinary shares/ADRs**

Director

Erik Engstrom	174,895	£9.138158	119,198	€15.7552

			28,342*	$43.3972**

PDMR

Ian Fraser	26,083	£9.05	38,277	€15.64

*Denotes sale of ADRs. Each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.
** Denotes price per ADR

Following these transactions, the current interests of Erik Engstrom in the share capital of Reed Elsevier PLC and Reed Elsevier NV are:

Reed Elsevier PLC Reed Elsevier NV	118,552 ordinary shares 516,765 ordinary shares

- ENDS -

Enquiries

Paul Abrahams (Media)
+44 20 7166 5724

Colin Tennant (Investors)
+44 20 7166 5751